Exhibit 15

PRICE COMMUNICATIONS CORPORATION AND SUBSIDIARIES
SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS
FOR THE YEAR ENDED DECEMBER 31, 2002 – AUDITED
FOR THE YEAR ENDED DECEMBER 31, 2001 – RESTATED AND UNAUDITED

Description	Balance at Beginning of Period	Additions Charged to Expenses	Deductions Net of Recoveries	Balance at End of Period
For the year ended December 31, 2002:
Allowance for doubtful accounts	$1,196	$2,347	$(3,543)	—
For the year ended December 31, 2001:
Allowance for doubtful accounts	$1,396	$10,741	$(10,941)	$1,196